One International Place, 40th Floor

100 Oliver Street

Boston, MA 02110-2605

+1 617 728 7100 Main

+1 617 426 6567 Fax

www.dechert.com

STEPHEN FERRARA

stephen.ferrara@dechert.com

+1 617 728 7147 Direct

+1 617 275 8418 Fax

July 13, 2016

VIA EDGAR

Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs Trust II (the “Registrant”)

Combined Proxy Statement/Prospectus on Form N-14

SEC File No. 333-212251

Dear Mr. Parachkevov:

This letter responds to the comments provided to me and Jeremy Clemens on our July 1, 2016 telephone conference with respect to your review of the combined proxy statement/prospectus on Form N-14 (the “Proxy Statement/Prospectus”) relating to the proposed reorganization of each of the Madison Target Retirement 2020 Fund, the Madison Target Retirement 2030 Fund, the Madison Target Retirement 2040 Fund, and the Madison Target Retirement 2050 Fund (each, an “Acquired Portfolio”), each a series of Madison Funds, with and into a corresponding portfolio (each, an “Acquiring Portfolio”), each a series of the Registrant, in exchange for shares of the Acquiring Portfolio and the assumption by the Acquiring Portfolio of substantially all of the liabilities of the Acquired Portfolio (the “Reorganizations”). We have reproduced your comments below, followed by the Acquiring Portfolios’ responses. Undefined capitalized terms used below have the same meaning as given in the Proxy Statement/Prospectus.

GENERAL COMMENTS

1.	Comment: Please confirm supplementally whether the Board of Trustees (the “Board”) of the Registrant will sign the registration statement for the Ultra Series Fund target retirement series in light of the master-feeder structure between the Registrant’s target retirement series (i.e., the Acquiring Portfolios) and the corresponding series in the Ultra Series Fund.

Response: The Registrant understands that with respect to funds relying on Section 12(d)(1)(E) of the Investment Company Act of 1940, as amended (the “1940 Act”) (i.e., so-called master-feeder funds), there have been circumstances where the staff has requested the master fund sign the feeder fund’s registration statement based on the Securities and Exchange Commission’s (“SEC”) view that the master fund is a co-issuer of the feeder fund’s securities under Rule 140 of the Securities Act of 1933, as amended (the “1933 Act”). The Registrant respectfully notes that this requirement is premised on the assumption that the securities of the master fund would not be registered under the 1933 Act. Specifically, in the Letter from Richard Breeden to the Hon. John Dingell (April 15, 1992) (the “Dingell Letter”), the SEC detailed that because a master fund generally did not register its shares under the 1933 Act for certain reasons (e.g., tax issues), the SEC alternatively viewed a master fund as a co-issuer of the feeder fund’s securities, requiring the master fund to then sign the registration statement of the feeder fund.

Here, unlike the scenario contemplated in the Dingell Letter, the Registrant’s master funds (i.e., the Acquiring Portfolios) have registered their securities under the 1933 Act and, as a result, the Registrant’s Board members and officers are subject to the liability provisions of the 1933 Act by signing the Registrant’s registration statement for the master funds.

In addition to having a different registration profile than the master-feeder structure contemplated in the Dingell Letter, it is also important to note that the master-feeder structure here is also unlike that of the typical master-feeder structure that may present a co-issuer concern. In that scenario, the master fund and the feeder fund are sponsored by the same or affiliated entities and the master fund is only offered to the affiliated feeder fund. As a result, the master fund’s assets are substantially comprised of the feeder fund’s assets. It then follows logically that the master fund would be considered a co-issuer of the feeder fund’s securities. The master-feeder structure between the Registrant’s master funds (i.e., the Acquiring Portfolios) and the Ultra Series target retirement series does not have these characteristics. Specifically, the master funds within the Registrant and the feeder funds within Ultra Series Fund are not offered by the same sponsor or by affiliated entities and it is not intended that the master funds’ assets be substantially comprised of the feeder funds’ assets (although that will be true immediately after the close of the Reorganizations). The Acquiring Portfolios will be offered to other investors, not just the Ultra Series Fund target retirement series, and will be offered through multiple classes designed for various distribution channels unrelated to the Ultra Series Fund master-feeder relationship. Accordingly, the master-feeder structure between the Registrant and the Ultra Series Fund does not present the co-issuer concern present in the more typical master-feeder structure described above.

In similar circumstances to the Registrant’s (i.e., a master-feeder structure comprised of unaffiliated master and feeder funds, each dual registered), the SEC has not required the master fund to sign the registration statement of the feeder funds. For example, reference is made to the master-feeder structure between ING and American Funds. The board of an American Funds master fund (e.g., American Funds Asset Allocation Fund of the American Funds Insurance Series) did not sign the registration statement for the ING feeder fund (e.g., ING American Funds

Asset Allocation Portfolio of the ING Investors Trust)(See 485(b) filing for ING Investors Trust on April 24, 2013; SEC Accession No. 0001145443-13-001071), even though the ING feeder fund invested substantially all of its assets into the American Funds master fund. It should be noted that there are other feeder funds investing into an American Funds master fund that similarly did not have their registration statement signed by the American Funds master fund (e.g., American Funds Growth Portfolio of Pacific Select Fund; American Funds Asset Allocation HLS Fund of Hartford Series Fund, Inc.).

For these reasons, the Board of the Registrant will not also sign the registration statement for the corresponding series in the Ultra Series Fund. Attached hereto as Exhibit A are certain representations from the Ultra Series Fund regarding the master-feeder structure between the Registrant’s target retirement series and the corresponding series in the Ultra Series Fund.

2.	Comment: Please provide supplementally the analysis under Section 15(f) of the 1940 Act, relating to the Reorganizations, including explaining why the increase in “other expenses” for the Acquiring Portfolios does not constitute an unfair burden and is beneficial to current shareholders of the Acquired Portfolios. Please also confirm that the Acquired Portfolios will not be paying for any reorganization costs as a result of the increase in “other expenses.”

Response: In response to this comment, the Registrant respectfully notes that it has reviewed its response to a prior, similar comment received from the staff and has reproduced the prior response, with updating modifications and amendments to address the staff’s comment.

The transaction between Goldman Sachs Asset Management, L.P. (“GSAM”) and Madison Asset Management, LLC (“Madison”) (the “GSAM Madison Transaction”) involves the sale of certain assets associated with Madison’s management of the Acquired Portfolios to GSAM. Specifically, pursuant to an Asset Purchase Agreement dated May 24, 2016, for cash consideration, Madison agreed to sell to GSAM, among other things, the rights to the glidepath model owned and used by Madison in managing target date funds, including all related data and analytics associated with the glidepath model, as well as Madison’s agreement to certain covenants including non-competition and non-solicitation covenants. The GSAM Madison Transaction is expected to close concurrently with, and is contingent upon, closing of the Reorganizations.

As disclosed in the “The Portfolios’ Fees and Expenses” section, “other expenses” for the Acquiring Portfolios are higher than “other expenses” for the Acquired Portfolios. The amount of “other expenses” for the Acquiring Portfolios results primarily from the expenses associated with the organizational costs of the Acquiring Portfolios in the first year of operations. Specifically, those associated with legal, blue sky and printing services. These costs are not associated with the day-to-day operation of the Acquiring Portfolios as mutual funds (unlike, for example, custody and accounting fees) and the Registrant anticipates that these expenses will not be a component of “other expenses” after the first year of operations for the Acquiring Portfolios. Accordingly, it is expected that beginning with the second year of operation, “other expenses” for the Acquiring

Portfolios will be reduced considerably and become closer to current “other expenses” for the Acquired Portfolios. Any remaining difference in “other expenses” relative to “other expenses” for the Acquired Portfolios will be the result of a different cost structure of the Acquiring Portfolios that may include the selection of different service providers to perform essential functions.

The Registrant confirms that “other expenses” of the Acquiring Portfolios are not being used to finance the costs of the Reorganizations (which will be paid by GSAM or Madison). While the Registrant recognizes that one may consider the organizational costs which comprise “other expenses” to be associated with the Reorganizations, the Registrant notes that the expenses associated with the proxy statement and solicitation will be borne by GSAM or Madison. Nevertheless, the Registrant has included disclosure regarding this issue in the Proxy Statement/Prospectus.

Because of the higher “other expenses” for the Acquiring Portfolios relative to those for the Acquired Portfolios, GSAM has agreed to reduce or limit “other expenses” (excluding, among other expenses, transfer agency fees and expenses) of the Acquiring Portfolios to 0.05% (the current amount of “other expenses” for the Acquired Portfolios) for a period of at least two years. With respect to this expense limitation arrangement, GSAM is not entitled to reimbursement of any reimbursed expenses from prior fiscal years.

As a result of this expense limitation, at the time of the Reorganizations (and for two years after) the net expense ratio for each Acquiring Portfolio is only 0.02% higher than the current net expense ratio for the corresponding Acquired Portfolio. This 0.02% difference is attributable solely to the transfer agent expense paid by the Acquiring Portfolios. This expense cap is disclosed in various sections of the Proxy Statement/Prospectus, and was also considered by the board of the Acquired Portfolios in connection with its approval of the Reorganizations. The Registrant respectfully notes that the Acquired Portfolios’ current total expense ratio is 0.52% and in 2015, the Acquired Portfolios’ total expense ratio was 0.55%, 0.01% higher than the Acquiring Portfolios’ estimated net expense ratio of 0.54%. Further the Registrant notes that the Madison Funds Board considered that the net expense ratios for the last five years (from 2012 to 2016) including each predecessor fund prior to 2014 has ranged from 0.52% to 0.63% and averaged 0.57% for each Madison Target Retirement Fund other than the Madison Target Retirement 2050 Fund which averaged 0.56% for such period.

Madison and GSAM believe that the GSAM Madison Transaction and the Reorganizations comply with the conditions of Section 15(f) of the 1940 Act. Specifically, this safe harbor permits an adviser to a fund to receive “any amount or benefit” in connection with a sale of interests in the adviser which causes the assignment of the adviser’s contract with the fund, provided two conditions are met. These two conditions, which are explained below, provide safeguards against a new adviser’s efforts to recoup, from the fund’s assets, a high price that may have been paid for an advisory business.1

[1]	See, e.g., Institutional Disclosure and Sales of Investment Company Advisers: Hearing on H.R. 10570 Before the Subcomm. on Commerce and Finance of the House Comm. on Interstate and Foreign Commerce, 93rd Cong., Ser. No. 93-101, at 37-38 (Sep. 13, 1974) (testimony of Philip A. Loomis, Jr., Commissioner, SEC).

The first condition requires that, during the three-year period immediately following the transaction, at least 75% of a fund’s board of directors must not be “interested persons” of the adviser or the predecessor adviser within the meaning of the 1940 Act. The board of the Acquiring Portfolios will satisfy this condition at the time of the Reorganizations and, barring unforeseen departures or other circumstances outside of their control, expect to continue to satisfy this requirement during the three-year period immediately following the transaction.

The second condition requires that no “unfair burden” be imposed on the fund as a result of the transaction, or any express or implied terms, conditions or understandings applicable thereto. Section 15(f)(2)(B) of the 1940 Act states that an “unfair burden” includes:

any arrangement, during the two-year period after the date on which any such transaction occurs, whereby the investment adviser or corporate trustee or predecessor or successor investment advisers or corporate trustee or any interested person of any such adviser or any such corporate trustee receives or is entitled to receive any compensation directly or indirectly (i) from any person in connection with the purchase or sale of securities or other property to, from, or on behalf of such company, other than bona fide ordinary compensation as principal underwriter for such company, or (ii) from such company or its security holders for other than bona fide investment advisory or other services. (emphasis added)

The legislative history of Section 15(f) provides relatively little guidance as to the meaning of “unfair burden.” However, the SEC has previously expressed concern about investor protection issues associated with the sale of investment advisory businesses. In its 1966 report entitled “Public Policy Implications of Investment Company Growth,” the SEC recommended amending the 1940 Act to prohibit any sale of the assets of or a controlling block of stock in an adviser if the sale was “likely to impose additional burdens on the investment company or to limit its freedom of future action.”2 The amending legislation subsequently was proposed in 1967 but was not passed.3

[2]	Report of the SEC on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, at 152 (1966) (emphasis added).
[3]	H.R. 9510, 90th Cong. (1967).

Section 15(f), as ultimately enacted in 1975 by Congress, contains a prohibition against an “unfair burden,” rather than an “additional burden,” implying that not every additional burden would constitute an “unfair burden.”

Further, in a 2006 No-Action Letter, the SEC Staff clarified that sales loads, Rule 12b-1 fees and certain revenue sharing arrangements constitute “ordinary compensation as principal underwriter” and that sub-accounting services may constitute “other services” under the definition of “unfair burden” in Section 15(f).4 The SEC Staff indicated that whether any particular type of service is “bona fide” under the definition is inherently factual in nature, and must be determined on a case by case basis.

As explained above, GSAM has agreed to reduce or limit “other expenses” (excluding, among other expenses, transfer agency fees and expenses) to 0.05%, which is the current amount of “other expenses” for the Acquired Portfolios, for a period of at least two years after the Reorganizations. Accordingly, for at least two years after the Reorganizations, the Acquiring Portfolios’ expense ratios will be only 0.02% higher than the current expense ratios for the Acquired Portfolios. The Registrant respectfully also notes that the Acquired Portfolios’ current total expense ratio is 0.52% and in 2015, the Acquired Portfolios’ total expense ratio was 0.55%, 0.01% higher than the Acquiring Portfolios’ estimated net expense ratio of 0.54%. GSAM and Madison do not believe that the 0.02% difference constitutes an “unfair burden.” Specifically, as noted above, the 0.02% difference is attributable solely to the payment by the Acquiring Portfolios of fees to Goldman Sachs, an affiliate of GSAM, as transfer agent. These payments by the Acquiring Portfolios are for the provision of bona fide services, as the services provided by Goldman Sachs, as transfer agent, are necessary to the operation of the Acquiring Portfolios. The transfer agency fees to be paid by the Acquiring Portfolios are consistent with the transfer agency fees paid to the transfer agent by Class R6 share classes of other similarly-situated funds for which GSAM is the investment adviser and the transfer agency services are expected to be the same or substantially similar to those provided to Class R6 shareholders of other Goldman Sachs funds. Additionally, as described further below, Goldman Sachs is a high quality transfer agent whose services will be required in light of the distribution goals of the Acquiring Portfolios.

Goldman Sachs is considered an industry leading transfer agent (Goldman Sachs has received the DALBAR service award for 12 consecutive years, and was ranked #1 in 2015) and the Board of the Acquiring Portfolios annually reviews the use of Goldman Sachs as transfer agent for all of the series of the Registrant. This annual review process is a robust, deep-dive into Goldman Sachs’ transfer agent operations and ensures that its pricing and billing practices remain competitive and

[4]	Citigroup, Inc., 2006 SEC No-Act. LEXIS 552 (July 26, 2006).

consistent with high quality service. Additionally, because Goldman Sachs is an affiliate of the Acquiring Portfolios, the use of Goldman Sachs as transfer agent provides the Acquiring Portfolios (and the shareholders of the Acquired Portfolios subsequent to the Reorganizations) with a number of benefits, including, among others, (i) alignment with product and distribution teams within the Goldman Sachs fund complex; (ii) greater service quality control; and (iii) access to firm-wide systems. The substantial distribution capabilities of Goldman Sachs in the retirement channel may also result in significant asset growth and provide opportunities for economies of scale and cost savings over time. The increased distribution focus will require Goldman Sachs, as transfer agent, to service the Acquiring Portfolios on a regular basis and in a high quality manner.

Accordingly, the payment of these transfer agent fees by the Acquiring Portfolios does not constitute an “unfair burden” under Section 15(f) and Madison and GSAM believe that the GSAM Madison Transaction and the Reorganizations comply with the conditions of Section 15(f) of the 1940 Act.

3.	Comment: Please confirm that the investment strategies of the Acquired Portfolios and the Acquiring Portfolios are intended to be identical.

Response: The Registrant confirms that the investment strategies of the Acquired Portfolios and the Acquiring Portfolios are intended to be identical and differences only exist in the language of the disclosure based on the different approaches to such disclosure taken by Madison and GSAM. The Registrant has revised the Proxy Statement/Prospectus accordingly.

4.	Comment: Please confirm supplementally that GSAM, and not the Acquiring Portfolios, will be responsible for paying Madison the difference between the Agreed Minimum and the aggregate sub-advisory fee actually paid to Madison during an annual period.

Response: The Registrant confirms that GSAM, and not the Acquiring Portfolios, will be responsible for paying Madison the difference between the Agreed Minimum and the aggregate sub-advisory fee actually paid to Madison during an annual period.

SPECIFIC COMMENTS

5.	Comment: In the “Comparison of Madison Target Retirement 2020 Fund with Goldman Sachs Target Date 2020 Portfolio,” “Comparison of Madison Target Retirement 2030 Fund with Goldman Sachs Target Date 2030 Portfolio,” “Comparison of Madison Target Retirement 2040 Fund with Goldman Sachs Target Date 2040 Portfolio,” and “Comparison of Madison Target Retirement 2050 Fund with Goldman Sachs Target Date 2050 Portfolio” sections, please explain the reason for the Acquired Portfolios portfolio turnover rate.

Response: The Registrant has incorporated this comment.

6.	Comment: In the “Comparison of Madison Target Retirement 2020 Fund with Goldman Sachs Target Date 2020 Portfolio,” “Comparison of Madison Target Retirement 2030 Fund with Goldman Sachs Target Date 2030 Portfolio,” “Comparison of Madison Target Retirement 2040 Fund with Goldman Sachs Target Date 2040 Portfolio,” and “Comparison of Madison Target Retirement 2050 Fund with Goldman Sachs Target Date 2050 Portfolio” sections, please provide additional detail regarding the market opportunity range, including details of any higher frequency portfolio rebalancing resulting from such strategy and whether the Portfolios hold any direct investments through such strategy. Please also add any related risk disclosure to the Proxy Statement/Prospectus. Please also confirm supplementally that, with respect to investments in Underlying Funds, the Portfolios invest in the lowest cost share class offered by the Underlying Funds.

Response: The Registrant has incorporated this comment. Additionally, the Registrant confirms that the Portfolios do not hold any direct investments, and that the Portfolios invest in the lowest cost share class offered by the Underlying Funds.

7.	Comment: In the “Questions and Answers – Why Do Your Acquired Portfolio’s Trustees Recommend the Reorganizations?” section, please relocate the first line item regarding retaining Madison as a sub-adviser from the “benefits” to the “considerations” section.

Response: The Registrant has incorporated this comment.

8.	Comment: In the third line item under the “Questions and Answers – Why Do Your Acquired Portfolio’s Trustees Recommend the Reorganizations?” section, please describe how the benefit regarding the Acquired Portfolios becoming part of the Goldman Sachs family of funds differs from the economies of scale benefit described in the second line item of the section. If there is no difference between the two line items, please delete the third line item.

Response: The Registrant has modified the third line item to remove “, the potential long-term efficiencies that may result from the consummation of the Reorganizations.” The Registrant respectfully declines to delete the remaining disclosure in the third line item as the Registrant believes there are potential benefits associated with being a part of the larger Goldman Sachs family of funds.

9.	Comment: Please include in the Proxy Statement/Prospectus, where applicable, a parenthetical explaining that high-yield non-investment grade securities are commonly referred to as “junk bonds.”

Response: The Registrant has incorporated this comment.

10.	Comment: In the “Comparison of Madison Target Retirement 2020 Fund with Goldman Sachs Target Date 2020 Portfolio,” “Comparison of Madison Target Retirement 2030 Fund with Goldman Sachs Target Date 2030 Portfolio,” “Comparison of Madison Target Retirement 2040 Fund with Goldman Sachs Target Date 2040 Portfolio,” and “Comparison of Madison Target Retirement 2050 Fund with Goldman Sachs Target Date 2050 Portfolio” sections, please ensure all principal security instruments are listed and remove general references to “other instruments.”

Response: The Registrant has incorporated this comment.

11.	Comment: In the “Comparison of Principal Risks of Investing in the Portfolios” section, please clarify why the Acquired Portfolios’ risk disclosure is not the same as the Acquiring Portfolios’ risk disclosure.

Response: The Registrant has incorporated this comment.

12.	Comment: In connection with Comment #6 above, please explain whether the Portfolios will invest directly in securities (rather than Underlying Funds) and under what circumstances the Portfolios would do so as the principal investment strategies indicate that each Acquiring Portfolio “seeks to achieve its investment objective by primarily investing in shares of exchange-traded funds (“Underlying ETFs”) and other registered investment companies”(emphasis added).

Response: The Registrant confirms that the Portfolios will not invest directly in securities. The Registrant has removed “primarily” from the Acquiring Portfolios’ investment strategies to clarify that the Portfolios invest in only Underlying Funds.

13.	Comment: In the “Reasons for the Proposed Reorganizations” section, please make any conforming changes previously made to the “Questions and Answers” section.

Response: The Registrant has incorporated this comment.

14.	Comment: Please ensure disclosure describing what will happen if shareholders of one or more Acquired Portfolios do not vote to approve the Reorganizations is included in the “Questions and Answers” section of the Proxy Statement/Prospectus.

Response: The Registrant confirms that such disclosure is included in the “Questions and Answers” section. The Registrant has also included the disclosure at the beginning of the section under the “How Will the Reorganizations Work?” sub-section.

15.	Comment: Please disclose in the Proxy Statement/Prospectus that prior to the Reorganizations the Acquired Portfolios will continue to pursue their investment strategies and any changes in the Acquired Portfolios’ holdings before the date of the Reorganizations are primarily a result of the Acquired Portfolios’ investment strategies and are not solely for the purpose of repositioning the Acquired Portfolios to complete the Reorganizations.

Response: The Registrant has incorporated this comment.

OTHER

16.	Comment: Please provide Tandy Representations.

Response: Tandy Representations are attached hereto as Exhibit B.

*                    *                     *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7147 if you wish to discuss this correspondence further.

Sincerely,

/s/ Stephen Ferrara

Stephen Ferrara

cc:	Andrew Murphy, Goldman Sachs Asset Management, L.P.

Chris Carlson, Goldman Sachs Asset Management, L.P.

Exhibit A

Ultra Series Fund

550 Science Drive

Madison, WI 53711

July 13, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Master-Feeder Structure between Ultra Series Fund (the “Registrant”) & Goldman Sachs Trust II

Ladies and Gentlemen:

Reference is made to the master-feeder structure between certain series of the Registrant (each, a “Feeder Fund”) and corresponding series of Goldman Sachs Trust II (each, a “Master Fund”), contemplated to be created as a result of the reorganization of certain series of Madison Funds into a corresponding Master Fund. Each Feeder Fund currently invests substantially all of its assets into a corresponding series of Madison Funds.

On behalf of the Registrant, it is hereby acknowledged that:

•	when satisfying its prospectus delivery requirement with respect to each Feeder Fund, the Registrant will also deliver the prospectus for the corresponding Master Fund; and

•	with respect to the reports prepared for each Feeder Fund pursuant to Section 30 of the Investment Company Act of 1940, as amended, such reports will include the relevant holdings and financial information for the corresponding Master Fund.

Should you have any questions, please feel free to contact me at 608-216-9129.

Sincerely,

/s/ Katherine L. Frank

Katherine L. Frank

President

Exhibit B

July 13, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs Trust II (the “Registrant”)

Combined Proxy Statement/Prospectus on Form N-14

SEC File No. 333-212251

Ladies and Gentlemen:

On behalf of the Registrant, it is hereby acknowledged that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its Registration Statement and Post-Effective Amendments thereto under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended;

•	the action of the U.S. Securities and Exchange Commission (“SEC”) or its Staff in commenting on Post-Effective Amendments to the Trust’s Registration Statement does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert SEC Staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions, please feel free to contact Stephen Ferrara of Dechert LLP at 617.728.7147.

Sincerely,

/s/ Andrew Murphy

Andrew Murphy

Vice President and Associate General Counsel, Goldman Sachs Asset Management, L.P.

cc:	Chris Carlson, Goldman Sachs Asset Management, L.P.

Stephen Ferrara, Dechert LLP